UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2010
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By :	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: November 26, 2010

Makita Corporation
The 99th Interim Business Report
Ended September 30, 2010
(U.S. GAAP Financial Information)
(English translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU”
interim business report originally issued in Japanese
for the benefit and information of shareholders
of the Company’s common stock)

Message from the Managements
     We are pleased to present the outline of operation and financial results for Makita’s 99th interim period, ended September 30, 2010.
■ Consolidated Operating Result as Interim Period
     During the six months (the “period”) ended September 30, 2010, housing starts remained weak and the economic recovery was slow in Japan and the United States. However, in Western Europe, economic conditions recovered strongly in Germany and other countries in the euro area. Business conditions in Asia were steady, mainly led by the strong and continued growth of the Chinese economy. In emerging countries, the economies have generally been expanding. Capital investments and personal spending were very active, especially in Central and South America.
     The demand for power tools remained weak in Japan and the United States, while it recovered steadily in Western Europe and grew strongly in many emerging countries supported by the economic growth of these countries.
     Under such circumstances, in the development side, Makita continuously expanded its product lines, including those of power tools, rechargeable tools and gardening equipment through the development of smaller and lighter tools or tools with lower noise and vibration. In the production side, Makita responded quickly and flexibly to the change in demand, by increasing the production volume urgently in the Chinese plants which was reduced last year for inventory level adjustment. In the sales side, we also stepped up efforts to maintain and improve the structure of our sales and after-sale service based on direct communication with customers, which remains one of our group’s fortes.
■ Recovery in overseas demand supported the first increase both in interim net sales and profits in two years
     In our consolidated financial results for the period, consolidated net sales increased by 12.7% to 133,807 million yen compared to the same period of the previous year, supported mainly by the strong demand for power tools in the overseas market, although appreciation of the yen value against major foreign currencies had some negative impact. Operating income increased 46.9% to 21,843 million yen (operating income ratio: 16.3%). This increase was mainly due to the increased sales and the improvement in the ratio of cost of sales resulting from the increased production volume. Income before income taxes increased by 25.9% to 21,751 million yen (income before income taxes ratio: 16.3%). Net income attributable to Makita Corporation increased by 42.4% to 15,122 million yen (net income attributable to Makita Corporation ratio: 11.3%).
     Net sales by region are as follows:
     Net sales in Japan increased by 6.5% to 22,182 million yen compared to the same period of the previous year. This increase was because sales of lithium-ion battery products and pneumatic tools were strong, although the market conditions remained severe.
     Net sales in Europe increased by 10.4 % to 57,028 million yen due to the steady demand in Germany and other countries in Western Europe and the market recovery in Eastern Europe and Russia.
     Net sales in North America increased only by 3.8% to 18,472 million yen. This increase was because housing starts remained weak in the Unites states and no strong economic recovery has been seen.
     Net sales in Asia increased 32.1% to 11,388 million yen supported by the demand recovery in Southeast Asian countries.
     Net sales in other regions grew strongly mainly due to economic recovery resulting from the increased natural resource prices. Net sales in Central and South America increased by 30.1% to 9,622 million yen; sales in Oceania increased by 20.7% to 7,888 million yen; and sales in the Middle East and Africa increased by 23.4% to 7,227 million yen.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

■ Outlook for the year ending March 31, 2011 and Issue to be Addressed
     Although modest demand recovery is expected in Europe, the conditions of the construction market in Japan and the United States will remain severe. In Asia and other emerging countries, the power tool market is expected to expand supported by strong demand of low-priced products. The exchange market is unpredictable, considering the movement in Renminbi and the lowest-ever U.S. dollar value. Thus, the business environment for Makita is expected to remain severe.
     Under these circumstances, Makita aims to establish high brand recognition and become a “Strong Company” capable of acquiring and maintaining the top market share as an international total supplier of power tools for professional use, pneumatic tools, gardening equipment and other tools in each international region. To achieve these objectives, we will strive to reinforce its R&D and product development activities to deliver more user-friendly, earth-conscious power tools and gardening equipment. We will also strengthen the technical development of compact engines. The global production organizations will be strengthened to respond to changes in demand conditions. In addition, we will put focus on maintaining and strengthening a sales and after-sales service structure that leads the industry both in the domestic and overseas markets.
■ The Interim Cash Dividends of 15 Yen Per Share
     Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of at least 30%, with a lower limit on annual cash dividends of 18 yen per share.
     For the interim period under review, Makita declared to pay a dividend of 15 yen per share, as announced in April 2010.
     Based on its dividend policy, Makita’s board of directors will decide on proposals for the dividend for the end of the fiscal year at their meeting to approve the financial statements after they are finalized near the end of April 2011. Their proposals will be presented for discussion and final approval at the Ordinary General Meeting of Shareholders.
     We look forward to the continuing support and cooperation of our shareholders.

November 2010

Masahiko Goto

President, Representative Director &

Chief Executive Officer

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Feature Section
■ Makita Environmental Preservation Effort
     Makita’s environmental policy places emphasis on conducting a wide range of biodiversity-conscious environmental protection activities.
     As part of efforts to reduce environmental burden of our operations, our Okazaki Plant (Aichi Prefecture) purifies waste water in its water treatment facility before discharging the waste water to public water. In the purification course, waste water is purified in compliance with requirements set by law and ordinance, and in accordance with directives of the Yahagi River Basin Water Quality Preservation Association, and our self-imposed voluntary standards which are stricter than those regulatory requirements and directives. We are committed to preservation of quality of river and sea water, aiming to contribute to environmental preservation. We also supported the 10th Conference of the Parties to the Convention on Biological Diversity (COP10) held in Nagoya this October, advocating its purport.
■ Environmentally-friendly 36V Lithium-Ion Battery Gardening Equipment Series Launched
     In April 2010, we launched the Gardening equipment Series operating with 36V lithium-ion batteries. This Series emits no exhaust gas, features lower noise and vibrations, and provides strong power comparable to that of engine-powered equipment. It is suitable for use in residential areas, public facilities, resort facilities and other places where considerations for neighbors are necessary.
     While most gardening equipment in the market use engines because of their power requirement and portability, we provide to users four-stroke engine products that emit far less toxic exhaust gas than two-stroke engine products and newly launched lithium-ion battery products. We will continue the development of environmentally-friendly products.
■ Strengthening of Global Network
     We are establishing and expanding our distribution network to ensure, as an international total supplier of power tools for professional use, that customers around the world can use our products safely for long years.
     In June 2010, we completed a new office building of the sales subsidiary in Switzerland. The new office building in Switzerland has larger office and warehouse spaces than the former site. The service system was reinforced in order to respond to customers’ needs more accurately. Facilities to improve our customer service are also provided, including a product show room space and a training space. In May 2010, we opened a representative office in St. Petersburg, the second largest city in Russia, as an after-sales service site.
     In the future, we will continue our efforts to improve customer satisfaction and establish high brand recognition by maintaining and further reinforcing our best sales and after-sales service structure in the industry.
■ Exhibition in the DIY Show
     Makita exhibited in the JAPAN DIY HOMECENTER SHOW 2010 held at Makuhari Messe International Convention Hall (Chiba City) from August 26 to 28, 2010, following last years. DIY-related products available in the market were exhibited in this trade show. 438 companies exhibited in the trade show this year, with about 80,000 visitors. The Makita booth also had a great number of visitors.
     Many visitors experienced our products in the Makita booth and admired, among others, the powerful performance of our compact rechargeable circular saw (HS300DW). It was a great opportunity to be able to appeal the advantages of Makita products by offering visitors personal experience to use Makita products.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Consolidated Financial Highlights

	Yen (millions)
	For the six	For the six	For the six
	months	months	months
	ended	ended	ended	Rate of	For the year
	September	September	September	change	ended March
	30, 2008	30, 2009	30, 2010	(%)	31, 2010
Net Sales	175,558	118,681	133,807	12.7	245,823
Operating Income	36,047	14,866	21,843	46.9	30,390
Ratio of Operating Income to Net Sales (%)	20.5%	12.5%	16.3%	—	12.4%
Income before Income Taxes	34,710	17,271	21,751	25.9	33,518
Net Income Attributable to Makita Corporation	24,851	10,622	15,122	42.4	22,258
Ratio of Net Income Attributable to Makita Corporation to Net Sales (%)	14.2%	9.0%	11.3%	—	9.1%

	As of	As of	As of	Rate of	As of
	September	September	September	change	March 31,
	30, 2008	30, 2009	30, 2010	(%)	2010
Total Makita Corporation Shareholders’ Equity	316,519	285,830	290,719	1.7	297,207
Total Assets	382,000	335,361	348,411	3.9	349,839
Ratio of Total Makita Corporation Shareholders’ Equity to Total Assets (%)	82.9%	85.2%	83.4%	—	85.0%

	For the six	For the six	For the six
	months	months	months
	ended	ended	ended	Rate of	For the year
	September	September	September	change	ended March
	30, 2008	30, 2009	30, 2010	(%)	31, 2010
Capital Expenditures	9,827	6,702	4,855	(27.6)	10,837
Depreciation and Amortization	4,426	4,071	3,636	(10.7)	8,308
Research and Development Cost	3,493	3,324	3,549	6.8	6,782
Number of Employees	10,799	10,131	11,368	12.2	10,328
Average Number of Shares Outstanding	141,521,162	137,762,814	137,759,993	—	137,762,051
Earning Per Share (Basic) Net Income Attributable to Makita Corporation Common Shareholders (Yen)	175.6	77.1	109.8	42.4	161.6
Cash Dividends Per Share (Yen)	30.0	15.0	15.0	—	52.0

Notes:

1.	In principle, amounts of less than 1 million yen have been rounded.

2.	Certain reclassifications have been made to the previous years’ consolidated financial statements to conform with the presentation used for the six months ended September 30, 2009. The meaning of “Net income attributable to Makita Corporation” is the same as the former “Net income”.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Consolidated Net Sales by Region

	Yen (billions)
	For the six months ended
	September	March 31,	September	March 31,	September
	30, 2008	2009	30, 2009	2010	30, 2010
Japan	24.4	21.8	20.8	21.9	22.2
Europe	83.1	54.0	51.7	57.5	57.0
North America	25.8	16.5	17.8	16.7	18.5
Asia	13.2	8.8	8.6	9.7	11.4
Other Regions	29.1	17.4	19.8	21.3	24.7

Total	175.6	118.5	118.7	127.1	133.8

Note: The table above sets forth Makita’s consolidated net sales by region based on customer location for the periods presented.
Profit Ratio

	%
	For the six months ended
	September	March 31,	September	March 31,	September
	30, 2008	2009	30, 2009	2010	30, 2010
Ratio of Operating Income to Net Sales	20.5	11.8	12.5	12.2	16.3
Ratio of Net Income Attributable to Makita Corporation to Net Sales	14.2	7.1	9.0	9.2	11.3

Production by Region

	Million units
	For the six months ended
	September	March 31,	September	March 31,	September
	30, 2008	2009	30, 2009	2010	30, 2010
Japan	2.34	1.54	1.09	1.25	1.70
Europe	1.25	0.95	0.52	0.73	1.22
North America	0.71	0.56	0.29	0.40	0.56
China	6.98	5.09	3.80	5.49	6.77
Central and South America	0.32	0.24	0.23	0.15	0.29

Total	11.60	8.38	5.93	8.02	10.54

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Total Makita Corporation Shareholders’ Equity per Share

	Yen
	As of
	September	March 31,	September	March 31,	September
	30, 2008	2009	30, 2009	2010	30, 2010
Total Makita Corporation Shareholders’ Equity per Share	2,249	2,058	2,075	2,157	2,110

Earning Per Share (Basic) Net Income Attributable to
Makita Corporation Common Shareholders

	Yen
	For the year	For the year	For the year	For the year	For the year
	ended March	ended March	ended March	ended March	ending March
	31, 2007	31, 2008	31, 2009	31, 2010	31, 2011
Earning Per Share (Basic) Net Income Attributable to Makita Corporation Common Shareholders for the Interim Period	107.1	164.2	175.6	77.1	109.8
Earning Per Share (Basic) Net Income Attributable to Makita Corporation Common Shareholders for the Year	257.3	320.3	236.9	161.6	—

Cash Dividend per Share

	Yen
	For the year	For the year	For the year	For the year	For the year
	ended March	ended March	ended March	ended March	ending March
	31, 2007	31, 2008	31, 2009	31, 2010	31, 2011
Cash dividend per share for the Interim Period	19	30	30	15	15
Cash dividend per Share for the Year	74	97	80	52	Undecided

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Condensed Consolidated Balance Sheets

	Yen (millions)
		As of
	As of	September 30,	Increase
	March 31, 2010	2010	(Decrease)
ASSETS
CURRENT ASSETS:
Cash and Cash Equivalents	62,290	57,666	(4,624)
Time Deposits	8,383	10,996	2,613
Short-term investments	33,639	33,950	311
Notes Receivable in Trade	2,214	2,040	(174)
Accounts Receivable in Trade	43,680	44,041	361
Less-Allowance for Doubtful Receivables	(1,010)	(845)	165
Inventories	88,811	91,735	2,924
Deferred Income Taxes	6,434	6,221	(213)
Prepaid Expenses and Other Current Assets	9,356	9,339	(17)

Total Current Assets	253,797	255,143	1,346

PROPERTY, PLANT AND EQUIPMENT:
Land	19,050	18,618	(432)
Buildings and Improvements	70,668	69,709	(959)
Machinery and Equipment	74,652	72,965	(1,687)
Construction in Progress	2,257	3,349	1,092
Less-Accumulated Depreciation	(93,427)	(93,551)	(124)

Total Net Property, Plant and Equipment	73,200	71,090	(2,110)

INVESTMENTS AND OTHER ASSETS:
Investments	15,166	14,449	(717)
Deferred Income Taxes	1,611	1,815	204
Other Assets	6,065	5,914	(151)

Total Investments and Other Assets	22,842	22,178	(664)

TOTAL ASSETS	349,839	348,411	(1,428)

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Condensed Consolidated Balance Sheets

Yen (millions)
	Yen (millions)
	As of	As of September	Increase
	March 31, 2010	30, 2010	(Decrease)
LIABILITIES
CURRENT LIABILITIES:
Short-term Borrowings	385	289	(96)
Trade Notes and Accounts Payable	18,359	21,722	3,363
Accrued Payroll	6,835	6,877	42
Accrued Expenses and Others	15,120	17,068	1,948
Income Taxes Payable	1,722	2,581	859
Deferred Income Taxes	40	78	38

Total Current Liabilities	42,461	48,615	6,154

LONG-TERM LIABILITIES:
Long-term Indebtedness	544	533	(11)
Accrued Retirement and Termination Benefits	3,778	3,006	(772)
Deferred Income Taxes	677	682	5
Other Liabilities	2,706	2,550	(156)

Total Long-term Liabilities	7,705	6,771	(934)

Total Liabilities	50,166	55,386	5,220

EQUITY
MAKITA CORPORATION SHAREHOLDERS’ EQUITY:
Common Stock	23,805	23,805	—
Additional Paid-in Capital	45,420	45,420	—
Legal Reserve and Retained Earnings	276,459	286,484	10,025
Accumulated Other Comprehensive Income (Loss)	(42,032)	(58,543)	(16,511)
Treasury Stock, at cost	(6,445)	(6,447)	(2)

Total Makita Corporation Shareholders’ Equity	297,207	290,719	(6,488)

NONCONTROLING INTEREST	2,466	2,306	(160)

Total Equity	299,673	293,025	(6,648)

TOTAL LIABILITIES AND EQUITY	349,839	348,411	(1,428)

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Consolidated Statements of Income

	Yen (millions)
	For the six	For the six
	months ended	months ended
	September 30,	September 30,	Increase
	2009	2010	(Decrease)
			(Amount)	(%)
NET SALES	118,681	133,807	15,126	12.7
Cost of Sales	72,454	81,270	8,816	12.2

GROSS PROFIT	46,227	52,537	6,310	13.7
Selling, General, Administrative and other Expenses	31,361	30,694	(667)	(2.1)

OPERATING INCOME	14,866	21,843	6,977	46.9

OTHER INCOME (EXPENSES):
Interest and Dividend Income	356	633	277	77.8
Interest Expense	(48)	(18)	30	(62.5)
Exchange Gains (Losses) on Foreign Currency Transactions, net	1,946	(811)	(2,757)	-
Realized Gains (Losses) on Securities, net	151	104	(47)	(31.1)
Total	2,405	(92)	(2,497)	-

INCOME BEFORE INCOME TAXES	17,271	21,751	4,480	25.9

PROVISION FOR INCOME TAXES
Current	4,964	5,452	488	9.8
Deferred	1,544	981	(563)	(36.5)

Total	6,508	6,433	(75)	(1.2)

NET INCOME	10,763	15,318	4,555	42.3
Less: Net Income Attributable to the Noncontrolling Interest	(141)	(196)	(55)	39.0

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	10,622	15,122	4,500	42.4

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Consolidated Statements of Cash Flows

	Yen (millions)
	For the six months	For the six months
	ended September 30,	ended September 30,
	2009	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income Attributable to Makita Corporation	10,763	15,318
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and Amortization	4,071	3,636
Provision for Deferred Income Taxes	1,544	981
Realized Losses (Gains) on Securities, net	(151)	(104)
Losses on Disposals or Sales of Property, Plant & Equipment	92	49
Changes in Assets and Liabilities:
Trade Receivable	(200)	(3,187)
Inventories	14,841	(10,393)
Trade Notes and Accounts Payables and Accrued Expenses	(2,886)	5,890
Income Taxes Payable	897	1,221
Accrued Retirement and Termination Benefits	(639)	(521)
Other, net	(18)	1,395

Net Cash Provided by Operating Activities	28,314	14,285

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures	(6,702)	(4,855)
Purchases of Available-for-sale Securities	(4,341)	(2,400)
Purchases of Held-to-maturity Securities	—	(1,640)
Proceeds from Sales of Available-for-sale Securities	1,119	405
Proceeds from Maturities of Available-for-sale Securities	—	500
Proceeds from Maturities of Held-to-maturity Securities	200	700
Proceeds from Sales of Property, Plant and Equipment	273	150
Decrease (Increase) in Time Deposits	(1,506)	(3,026)
Other, net	(19)	(20)

Net Cash Used in Investing Activities	(10,976)	(10,186)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (Decrease) in Short-term borrowings	204	(51)
Purchase and Sales of Treasury stock	(5)	(2)
Cash Dividends Paid	(6,888)	(5,097)
Other, net	(265)	(188)

Net Cash Used in Financing Activities	(6,954)	(5,338)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(2,651)	(3,385)

NET CHANGE IN CASH AND CASH EQUIVALENTS	7,733	(4,624)
CASH AND CASH EQUIVALENTS, Beginning of Period	34,215	62,290

CASH AND CASH EQUIVALENTS, End of Period	41,948	57,666

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Operating Segment Information

For the six months ended September 30, 2009
	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated
Sales:
(1) External Customers	26,695	51,977	17,681	4,341	17,987	118,681	—	118,681
(2) Inter-Segment	14,093	1,189	884	25,308	44	41,518	(41,518)	—

Total	40,788	53,166	18,565	29,649	18,031	160,199	(41,518)	118,681

Operating Expenses	42,567	47,224	18,380	25,592	16,752	150,515	(46,700)	103,815
Operating Income (Loss)	(1,779)	5,942	185	4,057	1,279	9,684	5,182	14,866
Identifiable Assets	231,795	106,573	29,447	48,000	36,278	452,093	(116,732)	335,361

For the six months ended September 30, 2010
	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated
Sales:
(1) External Customers	30,340	56,830	18,542	5,978	22,117	133,807	—	133,807
(2) Inter-Segment	22,583	1,385	1,388	46,377	48	71,781	(71,781)	—

Total	52,923	58,215	19,930	52,355	22,165	205,588	(71,781)	133,807

Operating Expenses	49,369	50,716	18,908	45,597	18,966	183,556	(71,592)	111,964
Operating Income (Loss)	3,554	7,499	1,022	6,758	3,199	22,032	(189)	21,843
Identifiable Assets	230,227	107,500	30,800	62,657	39,679	470,863	(122,452)	348,411

Note: Segment information is determined by the location of the Company and its consolidated subsidiaries.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Condition of Shareholders and Shares
(As of September 30, 2010)

Total Number of Shares Authorized	496,000,000 shares

Total Number of Shares Outstanding	140,008,760 shares (including 2,249,091 shares of treasury stock)

Number of Shareholders	16,666 (1,394 increase compared with as of March 31, 2010)
10 Largest Shareholders

	Number of Shares Held
Name of Shareholder	Units (thousand)%
The Master Trust Bank of Japan, Ltd. (Trust account)	10,193	7.28
Japan Trustee Services Bank, Ltd. (Trust account)	8,659	6.18
The Bank of New York Mellon as Depositary Bank for DR Holders	4,252	3.04
The Bank of Tokyo-Mitsubishi UFJ, Ltd	4,213	3.01
Nippon Life Insurance Company	4,013	2.86
Makita Cooperation Companies’ Investment Association	3,904	2.79
Maruwa Co.,Ltd.	3,669	2.62
Sumitomo Mitsui Banking Corporation	2,900	2.07
Masahiko Goto	1,987	1.42
The Nomura Trust and Banking Co., Ltd (Trust account)	1,956	1.40

Total	45,746	32.67

Note	1.	Shares holding ratios above are calculated based on the total number of issued shares (including treasury stock) as of September 30, 2010.
	2.	The Bank of New York Mellon as Depositary Bank for DR Holders is the nominal holder of the shares of The Bank of New York Mellon, the trustee bank for the Company’s American Depositary Shares.
	3.	In addition to the above, the Company owns 2,249 thousand shares of treasury stock.
Distribution of Share-ownership

	Number of Shares Held
Class of Shareholder	Units(thousand)%
Financial Institutions and Securities Firms	52,796	37.7
Japanese Individuals and Other	25,762	18.4
Foreign Investors	42,213	30.2
Other Japanese Business Corporations	16,989	12.1
Treasury Stock	2,249	1.6

	Number of Shareholders
Class of Shareholder	Units	%
Financial Institutions and Securities Firms	135	0.8
Japanese Individuals and Other	15,747	94.5
Foreign Investors	404	2.4
Other Japanese Business Corporations	379	2.3
Treasury Stock	1	0.0

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Price per Share and Volume of Shares Traded on The Tokyo Stock Exchange
	2010
	April	May	June	July	August	September
High (yen)	3,265	2,882	2,727	2,790	2,647	2,676
Low (yen)	2,810	2,375	2,380	2,340	2,382	2,352
Volume (thousand shares)	21,144	18,175	16,197	17,002	17,574	12,440

Note:	The highest price, lowest price, and total volume of shares traded on The Tokyo Stock Exchange for the six months ended September 30, 2010 were as follows:

The highest price per share:	3,265 yen marked on April 2, 2010
The lowest price per share:	2,340 yen marked on July 2, 2010
Total volume of shares traded:	102,532 thousand shares
Basic policy regarding profit distribution and to repurchases of its outstanding shares
     Makita’s basic policy on the distribution of profits was established in the fiscal year ended March 31, 2004 is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on net income attributable to Makita Corporation after certain adjustments. With respect to repurchases of its outstanding shares, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Also Makita continues to consider execution of own share repurchases in light of trends in stock prices.

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Corporate Data
(As of September 30, 2010)
Makita Corporation
3-11-8, Sumiyoshi-cho, Anjo, Aichi 446-8502, Japan
Phone: (0566) 98-1711
Website: http://www.makita.biz/

Date of founding	March 21, 1915
Date of incorporation	December 10, 1938
Paid-in Capital	24,206 million yen (non-consolidated)
Description of business	Production and sales of electric power tools, pneumatic tools, gardening equipment and household products
Number of consolidated subsidiaries	48(Domestic 2, Overseas 46)
Plants	Two in Japan, seven outside of Japan (two in China, and one each in the United States, Brazil, the United Kingdom, Germany and Romania)
Number of Employees	11,368 (consolidated) 2,890 (non-consolidated)
Board of Directors

President and Representative Director	Masahiko Goto

Director, Managing Corporate Officers	Yasuhiko Kanzaki	(In Charge of International Sales and General Manager of International Sales Headquarters: Europe, the Middle East and Africa Region)

	Tadayoshi Torii	(In Charge of Production and General Manager of Production Headquarters)

	Shiro Hori	(In Charge of International Sales and General Manager of International Sales Headquarters: America, Asia, and Oceania Region)

Director, Corporate Officers	Tomoyasu Kato	(General Manager of Research and Development Headquarters)

	Tadashi Asanuma	(In Charge of Domestic Sales and General Manager of Domestic Sales Marketing Headquarters)

	Hisayoshi Niwa	(General Manager of Quality Headquarters)

	Shinichiro Tomita	(General Manager of Purchasing Headquarters)

	Tetsuhisa Kaneko	(General Manager of Production Headquarters (In Charge of China Plant))

	Yoji Aoki	(General Manager of Administration Headquarters)

Outside Director	Motohiko Yokoyama	(Representative Director of JTEKT Corporation)

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Board of Statutory Auditors

Standing Statutory Auditors	Toshihito Yamazoe

	Haruhito Hisatsune	(Outside Auditor)

Statutory Auditors	Masafumi Nakamura	(Outside Auditor, Certified Accountant)

	Michiyuki Kondo	(Outside Auditor, Lawyer)
Corporate officers

Corporate Officers	Zenji Mashiko	(General Manager of Domestic Sales Marketing Headquarters: Tokyo Area)

	Toshio Hyuga	(General Manager of Domestic Sales Marketing Headquarters: Osaka Area)

	Hiroshi Okamoto	(President of Makita U.S.A. Inc)

	Tamiro Kishima	(Senior Managing Director of Dolmar G.m.b.H)

	Osamu Yokoyama	(Assistant General Manager of Purchasing Headquarters (In Charge of OEM Accessory Marketing))
Note:
The Company has designated Mr. Motohiko Yokoyama, a Director, and Messrs. Haruhito Hisatsune, Masafumi Nakamura and Michiyuki Kondo, Statutory Auditors, as the “Independent Director(s)/Statutory Auditor(s)” as required by the regulations of the Tokyo Stock Exchange, Inc. and the Nagoya Stock Exchange, Inc. and made required notification therefor to these Stock Exchanges.
Independent Registered Public Accounting Firm
     KPMG AZSA LLC

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese

Information on Shares
(As of September 30, 2010)

Fiscal period	The one (1) year period from April 1 of each year to March 31 of the following year

Ordinary general meeting of shareholders	June

Number of shares constituting one unit	100 shares

Record dates	1) Ordinary general meeting of shareholders and cash dividends for the second half March 31 of each year
2) Cash dividends for the interim period September 30 of each year

Transfer agent of common stock	The Chuo Mitsui Trust and Banking Company, Limited 33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan

Its handling office	The Chuo Mitsui Trust and Banking Company, Limited Nagoya Branch Office 15-33, Sakae 3-chome, Naka-ku, Nagoya, Aichi 460-8685, Japan Website: http://www.chuomitsui.co.jp/person/p_06.html

Its liaison offices	Head office and nationwide branch offices of The Chuo Mitsui Trust and Banking Company, Limited Head office and nationwide branch offices of Japan Securities Agents, Ltd.

Means of public notice	Website: http://www.makita.co.jp/ir/index1.htm

Common stock listings	Domestic	Tokyo and Nagoya stock exchanges (stock code: 6586)
	Overseas	American Depositary Receipts: The Nasdaq Global Select Market (Symbol: MKTAY)

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English Translation of “CHUKAN-KI JIGYOU NO GOHOUKOKU” originally issued in Japanese